UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-40779

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2021
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Digital World Acquisition Corp.
Full Name of Registrant

N/A
Former Name, if Applicable

78 SW 7th Street
Address of Principal Executive Office (Street and Number)

Miami, Florida 33130
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

Digital World Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Quarterly Report”) by November 15, 2021 as it requires additional time to gather necessary information for the preparation of such Quarterly Report. The Company anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed filing date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Patrick Orlando	(305)	735-1517
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No N/A – the current period is the Company’s first reporting period since its initial public offering; no prior corresponding period.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations the Company expects to report for the quarterly period ended September 30, 2021 will reflect significant changes from its results of operations for the corresponding period for the last fiscal year. The Company was incorporated in December 2020 and did not have operating results for the quarterly period ended September 30, 2020.

On September 8, 2021, the Company consummated its initial public offering (the “IPO”) of 28,750,000 units (the “units”), which included 3,750,000 units issued pursuant to the full exercise by the underwriters of their over-allotment option. The units were sold at a price of $10.00 per unit, generating gross proceeds to the Company of $287,500,000.

Since the IPO, the Company has been incurring monthly operating expenses of approximately $15,000 per month and expenses in connection with its search for targets for its initial business combination. The Company will not generate any operating revenues until after completion of its initial business combination. Because the Company has not completed its financial statements due to the reasons provided above, the Company is unable to provide a reasonable estimate of its results of operations for the quarterly period ended September 30, 2021. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its results of operations for the quarterly period ended September 30, 2021.

Digital World Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021	By:	/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer